DC

02025458

NO ACT
P.E 12-21-2001
1-12609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 1, 2002

Act 1934
Section
Rule 14A-8
Public Availability 3/1/2002

Maria Gray
Orrick, Herrington & Sutcliffe LLP
Old Federal Reserve Bank Building
400 Sansome Street
San Francisco, CA 94111-3143

Re: PG&E Corporation
Incoming letter dated December 21, 2001

Dear Ms. Gray:

This is in response to your letters dated December 21, 2001 and January 7, 2002 concerning the shareholder proposal submitted to PG&E by Chris Rossi. We also have received a letter on the proponent's behalf dated January 7, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 1 1 2002
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Chris Rossi
P.O. Box 249
Boonville, CA 95415

O

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
01 DEC 26 PM 2:49

December 21, 2001

Maria Gray
(415) 773-5464
mgray@orrick.com

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of Chris Rossi

Ladies and Gentlemen:

PG&E Corporation (the "Corporation") has received a shareholder proposal from Mr. Chris Rossi ("Mr. Rossi"), who has designated Mr. John Chevedden ("Mr. Chevedden") to act as his representative, for consideration at the Corporation's 2002 Annual Meeting of Shareholders. The annual meeting is scheduled to be held on April 17, 2002. For the reasons set forth below, the Corporation intends to omit the proposal and the accompanying supporting statement from the proxy statement and form of proxy for the 2002 annual meeting.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, enclosed are:

1. The original and five additional copies of this letter, which includes a statement of reasons why the Corporation deems the omission of the proposal to be proper in this case;

2. Six copies of the revised shareholder proposal received by the Corporation on December 17, 2001 (attached as Exhibit A);

3. Six copies of the letter and original shareholder proposal from Mr. Chevedden dated July 19, 2001 (attached as Exhibit B); and

4. Six copies of all other correspondence (attached as Exhibit C).

A copy of this letter is also being sent to Mr. Chevedden as notice of the Corporation's intent to omit the proposal from the Corporation's proxy statement for its 2002 annual meeting.

BACKGROUND

On July 24, 2002, the Corporation received a letter from Mr. Chevedden, containing a proposal for consideration at the Corporation's 2002 annual meeting of shareholders. The proposal requested that the Corporation's Board of Directors redeem any "poison pill" issued by the Corporation unless such issuance is approved by the affirmative vote of the shareholders, to be held as soon as may be practicable. On December 17, 2001, the Corporation received a revised proposal. This letter is submitted in connection with the revised proposal received on December 17, 2001 (the "Proposal") and will treat the original proposal as having been superseded by the Proposal. The Proposal exceeds the 500 word limit imposed by Rule 14a-8(d). In a letter sent to Mr. Chevedden and Mr. Rossi by overnight courier on December 20, 2001, the Corporation notified Mr. Chevedden of the failure to satisfy the procedural requirements and provided him with an opportunity to correct the problem.

REASONS FOR OMISSION

The Corporation believes it may properly omit the Proposal from its 2002 proxy materials for the following reasons:

1. Mr. Chevedden has failed to comply with the procedural requirements of Rule 14a-8 and therefore the Proposal may be excluded under Rule 14a-8(f); and

2. The Proposal is false and misleading, and therefore may be excluded pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

DISCUSSION

A. The Proposal May Be Omitted Under Rule 14a-8(d) As It Exceeds 500 Words.

The Corporation's initial review has determined that the Proposal, including the supporting statement, exceeds 500 words and therefore violates the limit imposed by Rule 14a-8(d). As stated above, the Corporation has notified Mr. Chevedden of this procedural deficiency. Pursuant to Rule 14a-8(f)(1), Mr. Chevedden must send a response to the Corporation to correct the deficiency, such response to be postmarked or transmitted electronically to the Corporation within 14 calendar days of receipt of the Corporation's notification. The Corporation recognizes that this period for correction has not yet run. Rule 14a-8, however, requires the Corporation to file any intention to omit a shareholder proposal with the Commission not later than 80 days prior to the date the Corporation files the definitive copies of the proxy statement and form of proxy statement with the staff. The Corporation intends to file its definitive proxy statement on or about March 13, 2002, and therefore must file this letter by December 24, 2001 (the first business day following December 23, 2001). If Mr. Chevedden should correct the procedural deficiency described above on a timely basis, the Corporation will notify the staff promptly.

B. The Proposal May Be Omitted Under Rule 14a-8(i)(3) and Rule 14a-9 As It Is False and Misleading.

Rule 14a-8(i)(3) permits the omission of a shareholder proposal and any supporting statement "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false and misleading." The Proposal contains numerous quotations and statements which are false or misleading, as set forth in italics below, in that it fails to provide supporting authority for quotations and assertions, contains irrelevant, confusing and inaccurate information, and ignores the previous comments of the staff regarding materially identical statements made by Mr. Chevedden in connection with similar proposals.

1. *"THIS PROPOSAL TOPIC WON 57% SHAREHOLDER APPROVAL AT 24 MAJOR COMPANIES IN 2000."*

Mr. Chevedden provides no authority or source for this statement. Such a failure to substantiate the assertion renders the statement misleading because shareholders cannot refer to the source to verify the statement's accuracy. The staff has omitted almost identical language from a similar proposal by Mr. Chevedden. See Southwest Airlines Co. (Mar. 13, 2001).

2. *"The poison pill is an anti-takeover device, which injures shareholders by reducing management accountability."*

and

"Poison pills adversely affect shareholder value."

These quotations, which Mr. Chevedden attributes to the book *Power and Accountability* by Nell Minow and Robert Monks, are unsubstantiated by that source. We request that the staff instruct

Mr. Chevedden to provide an accurate citation for the quotations or delete them from the Proposal. See Raytheon Co. (Feb. 26, 2001) (requiring Mr. Chevedden to delete almost identical quotation); APW Ltd. (Oct. 17, 2001) (requiring Mr. Chevedden to delete first quotation).

3. *"Institutional investors own 47% of PG&E stock. Furthermore, institutional investors have a fiduciary duty to vote in the best interest of shareholders."*

This statement is potentially misleading or false, as the identities of the Corporation's shareholders change on a daily basis. Further, we are unaware of any fiduciary duty owed by institutional shareholders to vote in the best interest of other shareholders. Mr. Chevedden fails to provide support for either of these two sentences. We request that the staff instruct Mr. Chevedden to provide support for the statements or delete them from the proposal. See General Motors Corp. (Mar. 29, 2001) (requiring Mr. Chevedden to provide support for similar language); APW Ltd. (Oct. 17, 2001) (requiring Mr. Chevedden to provide support for similar language).

4. *"Some shareholders may look to institutional shareholders for leadership in evaluating the merits of shareholder proposals. Institutional shareholders have the fiduciary duty to encourage an independent analysis – plus the staff and resources to study the issues thoroughly from a shareholder value perspective."*

Once again, the Proposal lacks any supporting authority for these statements. We request that the staff instruct Mr. Chevedden to provide support for the statements or delete them from the proposal.

5. *"**Greater Management Accountability***
It is believed that shareholder vote on poison pills will improve PG&E accountability as the company faces accountability criticism on these issues while in bankruptcy:
- *PG&E to give $17.5 million in bonuses to top executives while the shattered utility navigates through bankruptcy.*
- *Some of the fattest bonuses include PG&E's top 6 officers and 17 other senior managers, who would see their salaries double under the plan.*
- *The $17.5 million in bonuses follow a $50 million round of bonuses handed out to employees just days before our company filed for bankruptcy on April 6, 2001."*

The above statements, while purporting to refer to the Corporation, actually appear to refer to the Corporation's subsidiary, Pacific Gas and Electric Company, which filed a Chapter 11 bankruptcy petition earlier this year ("PG&E"). The statements fail to distinguish between the two entities and are therefore grossly inaccurate and misleading to the Corporation's shareholders. In addition, the statements are irrelevant to the Proposal, as they fail to make any connection between the approval of a "poison pill" by the Corporation's shareholders and allegedly improper bonuses awarded by PG&E. The above discussion falsely implies, without providing any supporting authority, that an affirmative shareholder vote on the Proposal will enable the Corporation's shareholders to exert more control over the actions of PG&E's management. The staff has instructed Mr. Chevedden to delete similarly misleading and irrelevant statements in the past. See Raytheon Co. (Feb. 26, 2001); APW Ltd. (Oct. 17, 2001). We request that the staff instruct Mr. Chevedden to delete the above statements in their entirety.

6. ***"A reason to take the one step proposed here***
I believe that conventional wisdom holds that when many items can be improved – that starting with at least the one improvement proposed here – deserves increased attention. Specifically, at PG&E there were/are a number of allowed practices that institutional investors believe could be improved, such as:
   - *Five of the total of 9 directors have links to PG&E –a widely criticized practice of the once high-flying and now bankrupt Enron.*
   - *The newest director, Mr. Andrews, has a link to PG&E – evidence of a management lack of appreciation of appointing independent directors and avoiding Enron-type practices.*
   - *Furthermore, Mr. Andrews for some reason was given a valued seat on the key audit committee which demands greater independence.*
   - *40% of the audit committee has links to PG&E.*
   - *75% of the compensation committee has links to PG&E.*
   - *75% of the nominating committee has links to PG&E.*
   - *The Council of Institutional Investors holds that the above 3 key committees be 100% independent.*
   - *The company recommended a 2001 management stock option plan that raised our total potential stock dilution to 12% -- which is 267% higher than the average at PG&E peer group companies."*

This discussion is improper for numerous reasons. First, Mr. Chevedden lists "practices" of the Corporation which "institutional investors believe could be improved." However, Mr. Chevedden fails to identify such investors or provide any other authority for his claim. The staff has instructed Mr. Chevedden to delete similar language on several occasions. See Raytheon Co. (Feb. 26, 2001); Northrop Grumman Corp. (Feb. 16, 2001). Similarly, Mr. Chevedden fails to provide support for his assertion that the Corporation's "total potential stock dilution" is "267% higher than the average at PG&E peer group companies." Second, Mr. Chevedden's assertion that various directors have undefined "links" to the Corporation is vague and confusing. Without more specific information, the Corporation cannot evaluate the accuracy of the Proposal's statements. More importantly, the Proposal does not contain enough information to allow shareholders to determine whether these alleged "links" are credible and noteworthy. Finally, like the Proposal's discussion of "management accountability," the statements regarding the independence of the Corporation's Board of Directors are irrelevant to the Proposal. Mr. Chevedden's comparisons to Enron, in addition to being irrelevant, are an inflammatory and unfair attempt to disparage the Corporation and its directors. Overall, the above-quoted language creates the false impression that an affirmative vote for the Proposal will somehow increase the independence of the Corporation's directors and thus improve their performance. The staff has instructed Mr. Chevedden to delete similarly misleading and irrelevant statements in the past. See Raytheon Co. (Feb. 26, 2001); APW Ltd. (Oct. 17, 2001); Southwest Airlines Co. (Mar. 13, 2001).

Because the Proposal exceeds 500 words and is vague, false and misleading, we believe that the Proposal is excludable pursuant to Rules 14a-8(d) and 14a-8(i)(3).

CONCLUSION

On the basis of the foregoing, the Corporation intends to omit the Proposal from the Corporation's proxy materials for the 2002 Annual Meeting. The Corporation respectfully requests the concurrence of the staff of the Commission that the Proposal may be excluded from the Corporation's proxy statement relating to its annual meeting. Alternatively, if the staff is unable to concur that the Proposal may be omitted in its entirety, the Corporation requests the staff's concurrence that certain portions of the Proposal (including supporting statements) may be excluded from the Corporation's proxy materials. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

The Corporation intends to release definitive copies of its proxy materials to its shareholders on or about March 13, 2002, and wishes to release a draft of the proxy materials to its printer by

ORRICK

February 21, 2002. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 773-5464. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at 415-773-4276 when it is available.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,

M Gray

Maria Gray

cc: John Chevedden
Linda Y.H. Chang
Gary P. Encinas

EXHIBIT A

To: Mr. Robert D. Glynn, Jr.
Annual Meeting Rule 14a-8 Proposal update, December 17, 2001

3 – SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This will enhance clarity for shareholders.]

THIS PROPOSAL TOPIC WON 57% SHAREHOLDER APPROVAL at 24 MAJOR COMPANIES in 2000

This proposal is submitted by Chris Rossi, P.O. Box 249, Boonville, CA 95415.

PG&E shareholders request our company not adopt a poison pill and shall redeem any existing pill unless it has first received affirmative support from shareholders.

Why require a shareholder vote to maintain a poison pill?

1) The poison pill is an anti-takeover device, which injures shareholders by reducing management accountability.
2) Poison pills are a major shift of shareholder rights from shareholders to management.
3) Poison pills adversely affect shareholder value.
POWER AND ACCOUNTABILITY
By Nell Minow and Robert Monks

4) The Council of Institutional Investors www.cii.org an association of institutional investors whose assets exceed $1 Trillion (emphasizing the "T") recommends poison pills be approved by shareholders.

5) Institutional investors own 47% of PG&E stock. Furthermore, institutional investors have a fiduciary duty to vote in the best interest of shareholders.

6) Some shareholders may look to institutional shareholders for leadership in evaluating the merits of shareholder proposals. Institutional shareholders have the fiduciary duty to encourage an independent analysis – plus the staff and resources to study the issues thoroughly from a shareholder-value perspective.

Greater Management Accountability

It is believed that shareholder vote on poison pills will improve PG&E accountability as the company faces accountability criticism on these issues while in bankruptcy:

A) PG&E to give $17.5 million in bonuses to top executives while our shattered utility navigates through bankruptcy.

B) Some of the fattest bonuses include PG&E's top 6 officers and 17 other senior managers, who would see their salaries double under the plan.

C) The $17.5 million in bonuses follow a $50 million round of bonuses handed out to employees just days before our company filed bankruptcy on April 6, 2001.

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

A reason to take the one step proposed here
I believe that conventional wisdom holds that when many items can be improved – that starting with at least the one improvement proposed here – deserves increased attention. Specifically, at PG&E there were/are a number of allowed practices that institutional investors believe could be improved, such as:

- Five of the total of 9 directors have links to PG&E – a widely criticized practice of the once high-flying and now bankrupt Enron.
- The newest director, Mr. Andrews, has a link to PG&E – evidence of a management lack of appreciation of appointing independent directors and avoiding Enron-type practices.
- Furthermore, Mr. Andrews for some reason was given a valued seat on the key audit committee which demands greater independence.
- 40% of the audit committee has links to PG&E.
- 75% of the compensation committee has links to PG&E.
- 75% of the nominating committee has links to PG&E.
- The Council of Institutional Investors holds that the above 3 key committees be 100% independent.
- The company recommended a 2001 management stock option plan that raised our total potential stock dilution to 12% – which is 267% higher than the average at PG&E peer group companies.

To increase management accountability and shareholder value vote yes for:

SHAREHOLDER VOTE ON POISON PILLS
THIS PROPOSAL TOPIC WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000
YES ON 3

Text below the horizontal is not submitted for publication.

Brackets "[ ]" enclose text not submitted for publication.

The company is requested to insert the correct proposal number at the beginning of the proposal text in the proxy statement based on the dates ballot proposals are initially submitted.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

EXHIBIT B

07/23/2001 23:19 03103717872

CHM

P.O. Box 249
Boonville, CA 95415

FX: 415/973-0585

RECEIVED
PG&E CORPORATION

JUL 24 2001

OFFICE OF THE
CORPORATE SECRETARY

Mr. Robert D. Glynn, Jr.
Chairman of the Board
PG&E Corporation
77 Beale Street
San Francisco, CA 94105

Dear Mr. Glynn and Directors of PG&E Corporation,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting or next shareholder meeting. The submitted format is intended to be used for publication. Rule 14a-8 requirements are and/or will be met including ownership of the required stock through the date of the applicable shareholder meeting.

This is the legal proxy for Mr. John Chevedden and/or his designee to represent me and this shareholder proposal for the next shareholder meeting before, during and after the applicable shareholder meeting. Please direct all future communication to Mr. John Chevedden. 2002

Mr. John Chevedden can be contacted at:
PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Sincerely,

Chris Rossi

07/19/01
Date

Chris Rossi
Shareholder of Record
PG&E Corporation

cc:
Leslie H. Everett
FX: 415/267-7260

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

July 23, 2001

PROPOSAL 3

SHAREHOLDER VOTE ON POISON PILLS

THIS PROPOSAL TOPIC WON 57% SHAREHOLDER APPROVAL at 24 MAJOR COMPANIES in 2000

This proposal is submitted by Chris Rossi, P.O. Box 249, Boonville, CA 95415.

SHAREHOLDER VOTE ON POISON PILLS
THIS PROPOSAL TOPIC WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000

Shareholders request the Board redeem any poison pill issued unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Although PG&E Corp. does not have a poison pill now it can adopt a pill at any time without shareholder approval.

Why require a shareholder vote to maintain a poison pill?

1) The poison pill is an anti-takeover device, which injures shareholders by reducing management accountability.

2) Poison pills are a major shift of shareholder rights from shareholders to management.

3) Poison pills adversely affect shareholder value.
POWER AND ACCOUNTABILITY
By Nell Minow and Robert Monks

- The Council of Institutional Investors (*www.cii.org*) — an association of institutional investors whose assets exceed $1 Trillion (with a "T") — recommends poison pills be approved by shareholders.

- Institutional investors own 47% of PG&E stock. Furthermore, institutional investors have a fiduciary duty to vote in the best interest of shareholders.

Greater Management Accountability

It is believed that shareholder vote on poison pills will improve PG&E accountability as the company faces accountability criticism on these issues while in bankruptcy:

- PG&E to give $17.5 million in bonuses to top executives while the shattered utility navigates through bankruptcy.

- Some of the fattest bonuses include PG&E's top 6 officers and 17 other senior managers, who would see their salaries double under the plan.

- The $17.5 million in bonuses follow a $50 million round of bonuses handed out to employees just days before the utility filed for bankruptcy on April 6.

Improve Board Performance

It is believed that greater management accountability, through shareholder vote on poison pills, will improve the performance of the PG&E board – given the following practices that are and/or were allowed at PG&E. These practices are not in best interest of shareholders according to many institutional investors:

- The company recommended a 2001 management stock option plan that raised the total potential stock dilution to 12% – which is 267% higher than the average at PG&E peer group companies.
- Five of the total of 9 directors have links to PG&E.
- The newest director, Mr. Andrews, has a link to PG&E – evidence of a continued management lack of appreciation for the value to shareholders to have independent directors.
- Furthermore, Mr. Andrews was inexplicably given a seat on the key audit committee which demands greater independence.
- 40% of the audit committee has links to PG&E.
- 75% of the compensation committee has links to PG&E.
- 75% of the nominating committee has links to PG&E.

The Council of Institutional Investors holds that the above 3 key committees be 100% independent.

To increase management accountability and shareholder value vote yes for:

SHAREHOLDER VOTE ON POISON PILLS
THIS PROPOSAL TOPIC WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000
YES ON 3

The above format is intended for publication.

The company is respectfully requested to insert the correct proposal number based on the date of proposal submittal.

EXHIBIT C

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

August 2, 2001

VIA FEDERAL EXPRESS &
FACSIMILE (310) 371-7872

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

Dear Mr. Chevedden:

This will acknowledge receipt of the shareholder resolution signed July 19, 2001, which was submitted by facsimile transmission on July 23, 2001, by Mr. Chris Rossi for consideration at the 2002 annual meeting or next shareholder meeting of PG&E Corporation. Mr. Rossi has informed us that you will be representing him with regard to this proposal. I have referred the proposal to Mr. Bruce R. Worthington, Senior Vice President and General Counsel, for review.

The regulations of the Securities and Exchange Commission (SEC) regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

Please note that PG&E Corporation reserves the right to omit the proposal from its proxy statement if a valid basis for such action exists under SEC Rule 14a-8.

Sincerely,

Linda YH Cheng

Corporate Secretary

LYHC:cmm

cc: Chris Rossi

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 20, 2001

VIA FEDERAL EXPRESS & FACSIMILE (310.371.7872)

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

This will acknowledge receipt on December 17, 2001, of an update (the "Updated Proposal") to the shareholder proposal dated July 19, 2001, and submitted by facsimile transmission on July 23, 2001, by Chris Rossi, for consideration at PG&E Corporation's (the "Corporation") 2002 annual meeting. Mr. Rossi previously informed the Corporation that you will be representing him with regard to his proposal.

The Securities and Exchange Commission's (SEC's) regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 4 specifies that a shareholder's proposal, including any accompanying supporting statement, may not exceed 500 words. Based on our preliminary review, we believe the Updated Proposal exceeds this 500-word limit.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, the reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2002 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit your proposal if a valid basis for such action exists.

Sincerely,

Linda Yu Cheng

Corporate Secretary

LYHC:cmm

Enclosures

cc: Chris Rossi

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return
Via UPS Letter

January 7, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

PG&E Corporation (PCG)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to the PG&E Corporation (PCG) no action request (NAR). It is believed that PCG must meet the burden of proof under rule 14a-8.

The following may be weaknesses in the company attempt to meet the burden of proof:

1) (Fallacy) A proposal cannot make a statement on a material topic that changes on a regular basis.
2) (Fallacy) A material topic can be excluded from a proposal if it changes immaterially on a regular basis.
3) (Fallacy) Company ignorance is a asset under rule 14a-8:
For instance company professed ignorance of the proportion of its shareholders who are institutional investors.
4) (Fallacy) By exploiting the value of corporate governance ignorance the company can prevail under rule 14a-8.
5) Appeal to pity:
The company, and its expensive outsource company, is stumped by proposal text.
6) (Fallacy) If a particular corporate governance practice, used by two struggling companies have material similarities, it is inflammatory for investors to discuss this similarity.

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: PCG
Chris Rossi

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 JAN -9 AM 11:28

January 7, 2002

Maria Gray
(415) 773-5464
mgray@orrick.com

RECEIVED
JAN 08 2002
359

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of Chris Rossi

Ladies and Gentlemen:

This letter supplements the letter dated December 21, 2001 (the "Initial Letter") sent by us to you on behalf of our client, PG&E Corporation, a California corporation (the "Corporation") regarding a shareholder proposal (the "Proposal") submitted by Mr. Chris Rossi, who has designated Mr. John Chevedden to act as his representative, for consideration at the Corporation's 2002 Annual Meeting of Shareholders scheduled to be held on April 17, 2002. For your convenience a copy of the Initial Letter with attachments is enclosed as Exhibit A.

In accordance with Rule 14a-8(j), we are furnishing the Staff with six copies of this letter. Also enclosed is an additional copy of this letter, which we would appreciate having file-stamped and returned in the enclosed pre-paid envelope.

In the Initial Letter, we requested confirmation that the staff of the Division of Corporation Finance of the Securities and Exchange Commission will not recommend any enforcement action if, in reliance on certain provisions of Rule 14a-8, the Corporation excludes the Proposal from the proxy statement, form of proxy and other proxy materials for its 2002 Annual Meeting of Shareholders.

Among the reasons for omission stated in the Initial Letter was that the Proponent had failed to comply with the eligibility and procedural requirements of Rule 14a-8 and therefore the Proposal might be excluded under Rule 14a-8(d). Specifically, the Corporation's initial review determined that the Proposal, including the supporting statement, exceeded 500 words and therefore violates the limit imposed by Rule 14a-8(d).

On January 2, 2002, the Corporation received a fax containing a revised version of the Proposal which satisfies the 500 word requirement of the Rule. A copy of the revised Proposal is attached as Exhibit B. Accordingly, we are providing you with notification of the correction of the eligibility

RECEIVED
JAN 08 2002
359

and procedural deficiency described above and retracting this basis for the exclusion of the Proposal.

In revising the original Proposal to comply with the 500 word limit of Rule 14a-8(d), some of the statements which were identified in the Initial Letter as false and misleading have been shortened. (A mark-up of Section B of the Initial Letter showing the words which were deleted from such statements in the revised Proposal is attached as Exhibit C.) However, the revisions did not affect the character of such statements which remain false and misleading for the reasons set forth in the Initial Letter.

Despite the deadline for the submission of shareholder proposals to the Corporation having passed, Mr. Chevedden has changed the substance of the Proposal to partially address the Corporation's objection that the statements set forth in paragraph 5 of Section B of the Initial Letter purporting to refer to the Corporation actually appear to refer to the Corporation's subsidiary, Pacific Gas and Electric Company. Pursuant to Rules 14a-8(e) and (f), changes of a substantive nature may not be made by the proponent of a proposal without approval after the deadline for proposal submission has passed. Even with the revisions, it is unclear whether the executives referred to as receiving "bonuses" are executives of the Corporation or its subsidiary. In addition, the statements addressed in that paragraph of the Initial Letter remain false and misleading for the other reasons set forth in the Initial Letter.

For these reasons and the other reasons set forth in the Initial Letter, the Corporation believes that it may properly omit the Proposal from the 2002 Proxy Materials, and respectfully requests confirmation that the Staff will not recommend any enforcement action if the Proposal is so excluded.

Thank you for your attention to this matter.

Very truly yours,

Maria Gray

cc: John Chevedden
Linda Y.H. Cheng
Gary P. Encinas

EXHIBIT A

JAN 08 2002
350

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
OLD FEDERAL RESERVE BANK BUILDING
400 SANSOME STREET
SAN FRANCISCO, CA 94111-3143
tel 415-392-1122
fax 415-773-5759
WWW.ORRICK.COM

December 21, 2001

Maria Gray
(415) 773-5464
mgray@orrick.com

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
01 DEC 26 PM 2:43

RECEIVED
JAN 0 8 2002
359

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Proposal of Chris Rossi

Ladies and Gentlemen:

PG&E Corporation (the "Corporation") has received a shareholder proposal from Mr. Chris Rossi ("Mr. Rossi"), who has designated Mr. John Chevedden ("Mr. Chevedden") to act as his representative, for consideration at the Corporation's 2002 Annual Meeting of Shareholders. The annual meeting is scheduled to be held on April 17, 2002. For the reasons set forth below, the Corporation intends to omit the proposal and the accompanying supporting statement from the proxy statement and form of proxy for the 2002 annual meeting.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, enclosed are:

1. The original and five additional copies of this letter, which includes a statement of reasons why the Corporation deems the omission of the proposal to be proper in this case;

2. Six copies of the revised shareholder proposal received by the Corporation on December 17, 2001 (attached as Exhibit A);

3. Six copies of the letter and original shareholder proposal from Mr. Chevedden dated July 19, 2001 (attached as Exhibit B); and

4. Six copies of all other correspondence (attached as Exhibit C).

A copy of this letter is also being sent to Mr. Chevedden as notice of the Corporation's intent to omit the proposal from the Corporation's proxy statement for its 2002 annual meeting.

BACKGROUND

On July 24, 2002, the Corporation received a letter from Mr. Chevedden, containing a proposal for consideration at the Corporation's 2002 annual meeting of shareholders. The proposal requested that the Corporation's Board of Directors redeem any "poison pill" issued by the Corporation unless such issuance is approved by the affirmative vote of the shareholders, to be held as soon as may be practicable. On December 17, 2001, the Corporation received a revised proposal. This letter is submitted in connection with the revised proposal received on December 17, 2001 (the "Proposal") and will treat the original proposal as having been superseded by the Proposal. The Proposal exceeds the 500 word limit imposed by Rule 14a-8(d). In a letter sent to Mr. Chevedden and Mr. Rossi by overnight courier on December 20, 2001, the Corporation notified Mr. Chevedden of the failure to satisfy the procedural requirements and provided him with an opportunity to correct the problem.

REASONS FOR OMISSION

The Corporation believes it may properly omit the Proposal from its 2002 proxy materials for the following reasons:

1. Mr. Chevedden has failed to comply with the procedural requirements of Rule 14a-8 and therefore the Proposal may be excluded under Rule 14a-8(f); and

2. The Proposal is false and misleading, and therefore may be excluded pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

DISCUSSION

A. The Proposal May Be Omitted Under Rule 14a-8(d) As It Exceeds 500 Words.

The Corporation's initial review has determined that the Proposal, including the supporting statement, exceeds 500 words and therefore violates the limit imposed by Rule 14a-8(d). As stated above, the Corporation has notified Mr. Chevedden of this procedural deficiency. Pursuant to Rule 14a-8(f)(1), Mr. Chevedden must send a response to the Corporation to correct the deficiency, such response to be postmarked or transmitted electronically to the Corporation within 14 calendar days of receipt of the Corporation's notification. The Corporation recognizes that this period for correction has not yet run. Rule 14a-8, however, requires the Corporation to file any intention to omit a shareholder proposal with the Commission not later than 80 days prior to the date the Corporation files the definitive copies of the proxy statement and form of proxy statement with the staff. The Corporation intends to file its definitive proxy statement on or about March 13, 2002, and therefore must file this letter by December 24, 2001 (the first business day following December 23, 2001). If Mr. Chevedden should correct the procedural deficiency described above on a timely basis, the Corporation will notify the staff promptly.

B. The Proposal May Be Omitted Under Rule 14a-8(i)(3) and Rule 14a-9 As It Is False and Misleading.

Rule 14a-8(i)(3) permits the omission of a shareholder proposal and any supporting statement "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false and misleading." The Proposal contains numerous quotations and statements which are false or misleading, as set forth in italics below, in that it fails to provide supporting authority for quotations and assertions, contains irrelevant, confusing and inaccurate information, and ignores the previous comments of the staff regarding materially identical statements made by Mr. Chevedden in connection with similar proposals.

1. *"THIS PROPOSAL TOPIC WON 57% SHAREHOLDER APPROVAL AT 24 MAJOR COMPANIES IN 2000."*

Mr. Chevedden provides no authority or source for this statement. Such a failure to substantiate the assertion renders the statement misleading because shareholders cannot refer to the source to verify the statement's accuracy. The staff has omitted almost identical language from a similar proposal by Mr. Chevedden. See Southwest Airlines Co. (Mar. 13, 2001).

2. *"The poison pill is an anti-takeover device, which injures shareholders by reducing management accountability."*

and

"Poison pills adversely affect shareholder value."

These quotations, which Mr. Chevedden attributes to the book *Power and Accountability* by Nell Minow and Robert Monks, are unsubstantiated by that source. We request that the staff instruct

Mr. Chevedden to provide an accurate citation for the quotations or delete them from the Proposal. See Raytheon Co. (Feb. 26, 2001) (requiring Mr. Chevedden to delete almost identical quotation); APW Ltd. (Oct. 17, 2001) (requiring Mr. Chevedden to delete first quotation).

3. *"Institutional investors own 47% of PG&E stock. Furthermore, institutional investors have a fiduciary duty to vote in the best interest of shareholders."*

This statement is potentially misleading or false, as the identities of the Corporation's shareholders change on a daily basis. Further, we are unaware of any fiduciary duty owed by institutional shareholders to vote in the best interest of other shareholders. Mr. Chevedden fails to provide support for either of these two sentences. We request that the staff instruct Mr. Chevedden to provide support for the statements or delete them from the proposal. See General Motors Corp. (Mar. 29, 2001) (requiring Mr. Chevedden to provide support for similar language); APW Ltd. (Oct. 17, 2001) (requiring Mr. Chevedden to provide support for similar language).

4. *"Some shareholders may look to institutional shareholders for leadership in evaluating the merits of shareholder proposals. Institutional shareholders have the fiduciary duty to encourage an independent analysis – plus the staff and resources to study the issues thoroughly from a shareholder value perspective."*

Once again, the Proposal lacks any supporting authority for these statements. We request that the staff instruct Mr. Chevedden to provide support for the statements or delete them from the proposal.

5. ***"Greater Management Accountability***
It is believed that shareholder vote on poison pills will improve PG&E accountability as the company faces accountability criticism on these issues while in bankruptcy:
- *PG&E to give $17.5 million in bonuses to top executives while the shattered utility navigates through bankruptcy.*
- *Some of the fattest bonuses include PG&E's top 6 officers and 17 other senior managers, who would see their salaries double under the plan.*
- *The $17.5 million in bonuses follow a $50 million round of bonuses handed out to employees just days before our company filed for bankruptcy on April 6, 2001."*

The above statements, while purporting to refer to the Corporation, actually appear to refer to the Corporation's subsidiary, Pacific Gas and Electric Company, which filed a Chapter 11 bankruptcy petition earlier this year ("PG&E"). The statements fail to distinguish between the two entities and are therefore grossly inaccurate and misleading to the Corporation's shareholders. In addition, the statements are irrelevant to the Proposal, as they fail to make any connection between the approval of a "poison pill" by the Corporation's shareholders and allegedly improper bonuses awarded by PG&E. The above discussion falsely implies, without providing any supporting authority, that an affirmative shareholder vote on the Proposal will enable the Corporation's shareholders to exert more control over the actions of PG&E's management. The staff has instructed Mr. Chevedden to delete similarly misleading and irrelevant statements in the past. See Raytheon Co. (Feb. 26, 2001); APW Ltd. (Oct. 17, 2001). We request that the staff instruct Mr. Chevedden to delete the above statements in their entirety.

6. ***"A reason to take the one step proposed here***
I believe that conventional wisdom holds that when many items can be improved – that starting with at least the one improvement proposed here – deserves increased attention. Specifically, at PG&E there were/are a number of allowed practices that institutional investors believe could be improved, such as:
- *Five of the total of 9 directors have links to PG&E –a widely criticized practice of the once high-flying and now bankrupt Enron.*
- *The newest director, Mr. Andrews, has a link to PG&E – evidence of a management lack of appreciation of appointing independent directors and avoiding Enron-type practices.*
- *Furthermore, Mr. Andrews for some reason was given a valued seat on the key audit committee which demands greater independence.*
- *40% of the audit committee has links to PG&E.*
- *75% of the compensation committee has links to PG&E.*
- *75% of the nominating committee has links to PG&E.*
- *The Council of Institutional Investors holds that the above 3 key committees be 100% independent.*
- *The company recommended a 2001 management stock option plan that raised our total potential stock dilution to 12% -- which is 267% higher than the average at PG&E peer group companies."*

This discussion is improper for numerous reasons. First, Mr. Chevedden lists "practices" of the Corporation which "institutional investors believe could be improved." However, Mr. Chevedden fails to identify such investors or provide any other authority for his claim. The staff has instructed Mr. Chevedden to delete similar language on several occasions. See Raytheon Co. (Feb. 26, 2001); Northrop Grumman Corp. (Feb. 16, 2001). Similarly, Mr. Chevedden fails to provide support for his assertion that the Corporation's "total potential stock dilution" is "267% higher than the average at PG&E peer group companies." Second, Mr. Chevedden's assertion that various directors have undefined "links" to the Corporation is vague and confusing. Without more specific information, the Corporation cannot evaluate the accuracy of the Proposal's statements. More importantly, the Proposal does not contain enough information to allow shareholders to determine whether these alleged "links" are credible and noteworthy. Finally, like the Proposal's discussion of "management accountability," the statements regarding the independence of the Corporation's Board of Directors are irrelevant to the Proposal. Mr. Chevedden's comparisons to Enron, in addition to being irrelevant, are an inflammatory and unfair attempt to disparage the Corporation and its directors. Overall, the above-quoted language creates the false impression that an affirmative vote for the Proposal will somehow increase the independence of the Corporation's directors and thus improve their performance. The staff has instructed Mr. Chevedden to delete similarly misleading and irrelevant statements in the past. See Raytheon Co. (Feb. 26, 2001); APW Ltd. (Oct. 17, 2001); Southwest Airlines Co. (Mar. 13, 2001).

Because the Proposal exceeds 500 words and is vague, false and misleading, we believe that the Proposal is excludable pursuant to Rules 14a-8(d) and 14a-8(i)(3).

CONCLUSION

On the basis of the foregoing, the Corporation intends to omit the Proposal from the Corporation's proxy materials for the 2002 Annual Meeting. The Corporation respectfully requests the concurrence of the staff of the Commission that the Proposal may be excluded from the Corporation's proxy statement relating to its annual meeting. Alternatively, if the staff is unable to concur that the Proposal may be omitted in its entirety, the Corporation requests the staff's concurrence that certain portions of the Proposal (including supporting statements) may be excluded from the Corporation's proxy materials. If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

The Corporation intends to release definitive copies of its proxy materials to its shareholders on or about March 13, 2002, and wishes to release a draft of the proxy materials to its printer by

ORRICK

February 21, 2002. Accordingly, we would appreciate the Commission's response as promptly as possible.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to call me at (415) 773-5464. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at 415-773-4276 when it is available.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

Thank you for your attention to this matter.

Very truly yours,

MGray

Maria Gray

cc: John Chevedden
Linda Y.H. Chang
Gary P. Encinas

EXHIBIT A

To: Mr. Robert D. Glynn, Jr.
Annual Meeting Rule 14a-8 Proposal update, December 17, 2001

3 – SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This will enhance clarity for shareholders.]

THIS PROPOSAL TOPIC WON 57% SHAREHOLDER APPROVAL at 24 MAJOR COMPANIES in 2000

This proposal is submitted by Chris Rossi, P.O. Box 249, Boonville, CA 95415.

PG&E shareholders request our company not adopt a poison pill and shall redeem any existing pill unless it has first received affirmative support from shareholders.

Why require a shareholder vote to maintain a poison pill?

1) The poison pill is an anti-takeover device, which injures shareholders by reducing management accountability.
2) Poison pills are a major shift of shareholder rights from shareholders to management.
3) Poison pills adversely affect shareholder value.
   POWER AND ACCOUNTABILITY
   By Nell Minow and Robert Monks

4) The Council of Institutional Investors www.cii.org an association of institutional investors whose assets exceed $1 Trillion (emphasizing the "T") recommends poison pills be approved by shareholders.

5) Institutional investors own 47% of PG&E stock. Furthermore, institutional investors have a fiduciary duty to vote in the best interest of shareholders.

6) Some shareholders may look to institutional shareholders for leadership in evaluating the merits of shareholder proposals. Institutional shareholders have the fiduciary duty to encourage an independent analysis – plus the staff and resources to study the issues thoroughly from a shareholder-value perspective.

Greater Management Accountability

It is believed that shareholder vote on poison pills will improve PG&E accountability as the company faces accountability criticism on these issues while in bankruptcy:

A) PG&E to give $17.5 million in bonuses to top executives while our shattered utility navigates through bankruptcy.

B) Some of the fattest bonuses include PG&E's top 6 officers and 17 other senior managers, who would see their salaries double under the plan.

C) The $17.5 million in bonuses follow a $50 million round of bonuses handed out to employees just days before our company filed bankruptcy on April 6, 2001.

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

A reason to take the one step proposed here

I believe that conventional wisdom holds that when many items can be improved – that starting with at least the one improvement proposed here – deserves increased attention. Specifically, at PG&E there were/are a number of allowed practices that institutional investors believe could be improved, such as:

- Five of the total of 9 directors have links to PG&E – a widely criticized practice of the once high-flying and now bankrupt Enron.
- The newest director, Mr. Andrews, has a link to PG&E – evidence of a management lack of appreciation of appointing independent directors and avoiding Enron-type practices.
- Furthermore, Mr. Andrews for some reason was given a valued seat on the key audit committee which demands greater independence.
- 40% of the audit committee has links to PG&E.
- 75% of the compensation committee has links to PG&E.
- 75% of the nominating committee has links to PG&E.
- The Council of Institutional Investors holds that the above 3 key committees be 100% independent.
- The company recommended a 2001 management stock option plan that raised our total potential stock dilution to 12% – which is 267% higher than the average at PG&E peer group companies.

To increase management accountability and shareholder value vote yes for:

SHAREHOLDER VOTE ON POISON PILLS
THIS PROPOSAL TOPIC WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000
YES ON 3

Text below the horizontal is not submitted for publication.

Brackets "[ ]" enclose text not submitted for publication.

The company is requested to insert the correct proposal number at the beginning of the proposal text in the proxy statement based on the dates ballot proposals are initially submitted.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

EXHIBIT B

CHM

P.O. Box 249
Boonville, CA 95415

FX: 415/973-0585

RECEIVED
PG&E CORPORATION

JUL 24 2001

OFFICE OF THE
CORPORATE SECRETARY

Mr. Robert D. Glynn, Jr.
Chairman of the Board
PG&E Corporation
77 Beale Street
San Francisco, CA 94105

Dear Mr. Glynn and Directors of PG&E Corporation,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting or next shareholder meeting. The submitted format is intended to be used for publication. Rule 14a-8 requirements are and/or will be met including ownership of the required stock through the date of the applicable shareholder meeting.

This is the legal proxy for Mr. John Chevedden and/or his designee to represent me and this shareholder proposal for the next shareholder meeting before, during and after the applicable shareholder meeting. Please direct all future communication to Mr. John Chevedden. 2002

Mr. John Chevedden can be contacted at:
PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Sincerely,

Chris Rossi

Chris Rossi
Shareholder of Record
PG&E Corporation

07/19/01
Date

cc:
Leslie H. Everett
FX: 415/267-7260

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

July 23, 2001

PROPOSAL 3

SHAREHOLDER VOTE ON POISON PILLS
THIS PROPOSAL TOPIC WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000

This proposal is submitted by Chris Rossi, P.O. Box 249, Boonville, CA 95415.

SHAREHOLDER VOTE ON POISON PILLS
THIS PROPOSAL TOPIC WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000

Shareholders request the Board redeem any poison pill issued unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Although PG&E Corp. does not have a poison pill now it can adopt a pill at any time without shareholder approval.

Why require a shareholder vote to maintain a poison pill?

1) The poison pill is an anti-takeover device, which injures shareholders by reducing management accountability.

2) Poison pills are a major shift of shareholder rights from shareholders to management.

3) Poison pills adversely affect shareholder value.
POWER AND ACCOUNTABILITY
By Nell Minow and Robert Monks

- The Council of Institutional Investors (*www.cii.org*) — an association of institutional investors whose assets exceed $1 Trillion (with a "T") — recommends poison pills be approved by shareholders.

- Institutional investors own 47% of PG&E stock. Furthermore, institutional investors have a fiduciary duty to vote in the best interest of shareholders.

Greater Management Accountability

It is believed that shareholder vote on poison pills will improve PG&E accountability as the company faces accountability criticism on these issues while in bankruptcy:

- PG&E to give $17.5 million in bonuses to top executives while the shattered utility navigates through bankruptcy.

- Some of the fattest bonuses include PG&E's top 6 officers and 17 other senior managers, who would see their salaries double under the plan.

- The $17.5 million in bonuses follow a $50 million round of bonuses handed out to employees just days before the utility filed for bankruptcy on April 6.

Improve Board Performance

It is believed that greater management accountability, through shareholder vote on poison pills, will improve the performance of the PG&E board – given the following practices that are and/or were allowed at PG&E. These practices are not in best interest of shareholders according to many institutional investors:

- The company recommended a 2001 management stock option plan that raised the total potential stock dilution to 12% – which is 267% higher than the average at PG&E peer group companies.
- Five of the total of 9 directors have links to PG&E.
- The newest director, Mr. Andrews, has a link to PG&E – evidence of a continued management lack of appreciation for the value to shareholders to have independent directors.
- Furthermore, Mr. Andrews was inexplicably given a seat on the key audit committee which demands greater independence.
- 40% of the audit committee has links to PG&E.
- 75% of the compensation committee has links to PG&E.
- 75% of the nominating committee has links to PG&E.

The Council of Institutional Investors holds that the above 3 key committees be 100% independent.

To increase management accountability and shareholder value vote yes for:

SHAREHOLDER VOTE ON POISON PILLS
THIS PROPOSAL TOPIC WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000
YES ON 3

The above format is intended for publication.

The company is respectfully requested to insert the correct proposal number based on the date of proposal submittal.

<u>**EXHIBIT C**</u>

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

August 2, 2001

VIA FEDERAL EXPRESS &
FACSIMILE (310) 371-7872

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

Dear Mr. Chevedden:

This will acknowledge receipt of the shareholder resolution signed July 19, 2001, which was submitted by facsimile transmission on July 23, 2001, by Mr. Chris Rossi for consideration at the 2002 annual meeting or next shareholder meeting of PG&E Corporation. Mr. Rossi has informed us that you will be representing him with regard to this proposal. I have referred the proposal to Mr. Bruce R. Worthington, Senior Vice President and General Counsel, for review.

The regulations of the Securities and Exchange Commission (SEC) regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

Please note that PG&E Corporation reserves the right to omit the proposal from its proxy statement if a valid basis for such action exists under SEC Rule 14a-8.

Sincerely,

Linda YH Cheng

Corporate Secretary

LYHC:cmm

cc: Chris Rossi

PG&E Corporation

Linda Y.H. Cheng
Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105
415.267.7070
Fax: 415.267.7260

December 20, 2001

VIA FEDERAL EXPRESS & FACSIMILE (310.371.7872)

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

This will acknowledge receipt on December 17, 2001, of an update (the "Updated Proposal") to the shareholder proposal dated July 19, 2001, and submitted by facsimile transmission on July 23, 2001, by Chris Rossi, for consideration at PG&E Corporation's (the "Corporation") 2002 annual meeting. Mr. Rossi previously informed the Corporation that you will be representing him with regard to his proposal.

The Securities and Exchange Commission's (SEC's) regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.

SEC Rule 14a-8, Question 4 specifies that a shareholder's proposal, including any accompanying supporting statement, may not exceed 500 words. Based on our preliminary review, we believe the Updated Proposal exceeds this 500-word limit.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy these SEC procedural and eligibility requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, the reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

For your convenience in replying, we have enclosed a prepaid Federal Express airbill and envelope addressed to PG&E Corporation. If the Corporation does not receive the appropriate information from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2002 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural and eligibility requirements noted above, this letter does not address whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the procedural and eligibility deficiencies within the 14-day time frame, the Corporation reserves the right to omit your proposal if a valid basis for such action exists.

Sincerely,

Linda Yu Cheng

Corporate Secretary

LYHC:cmm

Enclosures

cc: Chris Rossi

EXHIBIT B

cc: LHE, LYHC, DMK, ALF, CAH, JAS,
Gary Encinas, Frances Chang, Kathleen Hayes

In response to the company request
To: Linda Cheng
FX: 415/267-7260, 415/973-0585
January 2, 2002

---

3 – SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This will enhance clarity for shareholders.]

THIS PROPOSAL TOPIC WON 57% SHAREHOLDER APPROVAL at 24 MAJOR COMPANIES in 2000

This proposal is submitted by Chris Rossi, P.O. Box 249, Boonville, CA 95415.

PG&E shareholders request a bylaw that our company not adopt a poison pill and shall redeem any existing pill unless it has first received affirmative support from shareholders.

Why require a shareholder vote to maintain a poison pill?

Poison pills:

1) Adversely affect shareholder value.
2) Injures shareholders by reducing management accountability.
3) Are a major shift of shareholder rights from shareholders to management.
   POWER AND ACCOUNTABILITY
   By Nell Minow and Robert Monks

4) The Council of Institutional Investors www.cii.org institutional investors whose assets exceed $1 Trillion (emphasizing the "T"), recommends poison pills be approved by shareholders.

5) Institutional investors own 47% of PG&E stock. Furthermore, institutional investors have a fiduciary duty to vote in the best interest of shareholders.

6) Some shareholders may look to institutional shareholders for leadership in evaluating the merits of shareholder proposals. Institutional shareholders have the fiduciary duty to make an independent analysis – plus the staff and resources to study the issues thoroughly from a shareholder-value perspective.

Greater Management Accountability

It is believed that shareholder vote on poison pills will improve PG&E/Pacific Gas and Electric Company accountability while our utility subsidiary lingers in bankruptcy:

A) $17.5 million in bonuses given to top executives while our shattered utility navigates through bankruptcy.

B) Some of the fattest bonuses include the top 6 officers and 17 other senior managers – their salaries double.

C) $17.5 million in bonuses follow $50 million in bonuses handed to employees just days before our company filed bankruptcy on April 6, 2001.

To take one step

I believe that it is consistent with conventional wisdom that when many items are not the best practice – that making one change deserves attention. Specifically, at PG&E there were/are a number of allowed practices that institutional investors believe are not the best practices, such as:

- Five of the total of 9 directors have links to PG&E – a widely criticized practice of the high-flying bankrupt Enron.
- The newest director, Mr. Andrews, has a link to PG&E – evidence of recent Enron-type practices.
- Furthermore, Mr. Andrews for some reason was given a valued seat on the key audit committee which demands greater independence.
- 40% of the audit committee has links to PG&E.
- 75% of the compensation committee has links to PG&E.
- 75% of the nominating committee has links to PG&E.
- The Council of Institutional Investors holds that the above 3 key committees be 100% independent.
- Management recommended a 2001 management stock option plan that raised our total potential stock dilution to 12% – or 267% higher than the PG&E peer group average

SHAREHOLDER VOTE ON POISON PILLS
THIS PROPOSAL TOPIC WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000
YES ON 3

Text above the first horizontal line and below the second horizontal is not submitted for proxy publication.

Brackets "[ ]" enclose text not submitted for publication.

The company is requested to insert the correct proposal number at the beginning of the proposal text in the proxy statement based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

EXHIBIT C

B. The Proposal May Be Omitted Under Rule 14a-8(i)(3) and Rule 14a-9 As It Is False and Misleading.

Rule 14a-8(i)(3) permits the omission of a shareholder proposal and any supporting statement "if the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation may be made by means of a communication containing any statement "which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false and misleading." The Proposal contains numerous quotations and statements which are false or misleading, as set forth in italics below, in that it fails to provide supporting authority for quotations and assertions, contains irrelevant, confusing and inaccurate information, and ignores the previous comments of the staff regarding materially identical statements made by Mr. Chevedden in connection with similar proposals.

1. *"THIS PROPOSAL TOPIC WON 57% SHAREHOLDER APPROVAL AT 24 MAJOR COMPANIES IN 2000."*

Mr. Chevedden provides no authority or source for this statement. Such a failure to substantiate the assertion renders the statement misleading because shareholders cannot refer to the source to verify the statement's accuracy. The staff has omitted almost identical language from a similar proposal by Mr. Chevedden. See Southwest Airlines Co. (Mar. 13, 2001).

2. ***"Poison pills:***

~~2.~~ *~~"The poison pill is an anti-takeover device, which injures~~**Injures** shareholders by reducing management accountability."*

and

*~~"Poison pills adversely~~**Adversely** affect shareholder value."*

These quotations, which Mr. Chevedden attributes to the book *Power and Accountability* by Nell Minow and Robert Monks, are unsubstantiated by that source. We request that the staff instruct Mr. Chevedden to provide an accurate citation for the quotations or delete them from the Proposal. See Raytheon Co. (Feb. 26, 2001) (requiring Mr. Chevedden to delete almost identical quotation); APW Ltd. (Oct. 17, 2001) (requiring Mr. Chevedden to delete first quotation).

3. *"Institutional investors own 47% of PG&E stock. Furthermore, institutional investors have a fiduciary duty to vote in the best interest of shareholders."*

This statement is potentially misleading or false, as the identities of the Corporation's shareholders change on a daily basis. Further, we are unaware of any fiduciary duty owed by institutional shareholders to vote in the best interest of other shareholders. Mr. Chevedden fails to provide support for either of these two sentences. We request that the staff instruct Mr. Chevedden to provide support for the statements or delete them from the proposal. See General

Motors Corp. (Mar. 29, 2001) (requiring Mr. Chevedden to provide support for similar language); APW Ltd. (Oct. 17, 2001) (requiring Mr. Chevedden to provide support for similar language).

4. *"Some shareholders may look to institutional shareholders for leadership in evaluating the merits of shareholder proposals. Institutional shareholders have the fiduciary duty to ~~encourage~~**make** an independent analysis – plus the staff and resources to study the issues thoroughly from a shareholder value perspective."*

Once again, the Proposal lacks any supporting authority for these statements. We request that the staff instruct Mr. Chevedden to provide support for the statements or delete them from the proposal.

5. *"**Greater Management Accountability***
*It is believed that shareholder vote on poison pills will improve PG&E/**Pacific Gas and Electric Company** accountability~~as the company faces accountability criticism on these issues~~ while **our utility subsidiary lingers** in bankruptcy:*
   - *~~PG&E to give~~ $17.5 million in bonuses **given** to top executives while ~~the~~**our** shattered utility navigates through bankruptcy.*
   - *Some of the fattest bonuses include PG&E's top 6 officers and 17 other senior managers~~, who would see~~ **-** their salaries double ~~under the plan~~.*
   - *~~The~~ $17.5 million in bonuses follow ~~a~~ $50 million ~~round of~~**in** bonuses handed ~~out~~ to employees just days before our company filed for bankruptcy on April 6, 2001."*

The above statements, while purporting to refer to the Corporation, actually appear to refer to the Corporation's subsidiary, Pacific Gas and Electric Company, which filed a Chapter 11 bankruptcy petition earlier this year ("PG&E"). The statements fail to distinguish between the two entities and are therefore grossly inaccurate and misleading to the Corporation's shareholders. In addition, the statements are irrelevant to the Proposal, as they fail to make any connection between the approval of a "poison pill" by the Corporation's shareholders and allegedly improper bonuses awarded by PG&E. The above discussion falsely implies, without providing any supporting authority, that an affirmative shareholder vote on the Proposal will enable the Corporation's shareholders to exert more control over the actions of PG&E's management. The staff has instructed Mr. Chevedden to delete similarly misleading and irrelevant statements in the past. See Raytheon Co. (Feb. 26, 2001); APW Ltd. (Oct. 17, 2001). We request that the staff instruct Mr. Chevedden to delete the above statements in their entirety.

6. *"~~A reason to~~**To** take ~~the~~ one step ~~proposed here~~*
*I believe that **it is consistent with** conventional wisdom ~~holds~~ that when many items ~~can be improved~~**are not the best practice** – that ~~starting with at least the~~**making** one ~~improvement proposed here –~~**change** deserves ~~increased~~ attention. Specifically, at PG&E there were/are a number of allowed practices that institutional investors believe ~~could be improved~~**are not the best practices**, such as:*

- *Five of the total of 9 directors have links to PG&E –a widely criticized practice of the ~~once~~ high-flying ~~and now~~ bankrupt Enron.*
- *The newest director, Mr. Andrews, has a link to PG&E – evidence of ~~a management lack of appreciation of appointing independent directors and avoiding~~**recent** Enron-type practices.*
- *Furthermore, Mr. Andrews for some reason was given a valued seat on the key audit committee which demands greater independence.*
- *40% of the audit committee has links to PG&E.*
- *75% of the compensation committee has links to PG&E.*
- *75% of the nominating committee has links to PG&E.*
- *The Council of Institutional Investors holds that the above 3 key committees be 100% independent.*
- *The company recommended a 2001 management stock option plan that raised our total potential stock dilution to 12% -- ~~which is~~**or** 267% higher than the ~~average at~~ PG&E peer group ~~companies~~**average**."*

This discussion is improper for numerous reasons. First, Mr. Chevedden lists "practices" of the Corporation which "institutional investors believe could be improved." However, Mr. Chevedden fails to identify such investors or provide any other authority for his claim. The staff has instructed Mr. Chevedden to delete similar language on several occasions. See Raytheon Co. (Feb. 26, 2001); Northrop Grumman Corp. (Feb. 16, 2001). Similarly, Mr. Chevedden fails to provide support for his assertion that the Corporation's "total potential stock dilution" is "267% higher than the average at PG&E peer group companies." Second, Mr. Chevedden's assertion that various directors have undefined "links" to the Corporation is vague and confusing. Without more specific information, the Corporation cannot evaluate the accuracy of the Proposal's statements. More importantly, the Proposal does not contain enough information to allow shareholders to determine whether these alleged "links" are credible and noteworthy. Finally, like the Proposal's discussion of "management accountability," the statements regarding the independence of the Corporation's Board of Directors are irrelevant to the Proposal. Mr. Chevedden's comparisons to Enron, in addition to being irrelevant, are an inflammatory and unfair attempt to disparage the Corporation and its directors. Overall, the above-quoted language creates the false impression that an affirmative vote for the Proposal will somehow increase the independence of the Corporation's directors and thus improve their performance. The staff has instructed Mr. Chevedden to delete similarly misleading and irrelevant statements in the past. See Raytheon Co. (Feb. 26, 2001); APW Ltd. (Oct. 17, 2001); Southwest Airlines Co. (Mar. 13, 2001).

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies by Airbill
7th Copy for date-stamp return

February 27, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 MAR -4 PM 3:40

Rule 14a-8 Opposing Statement Changes Needed
To Prevent False and/or Misleading Company Text
PG&E Corporation (PCG)

Ladies and Gentlemen:

There has been no company response to the request to make the following changes to prevent false and/or misleading text in the company rule 14a-8 opposing statement.

It appears that the following text is unsupported:
1) This proposal is unnecessary.
2) The Board carefully reviewed the recommendation.
It is requested that items 1 and 2 thus be omitted.

Please note the contrast in the standards that companies are demanding of shareholder proposals in company no action requests compared to:
The level of accuracy and support as evidenced in company opposing statements.

This is to request that the company be contacted to make the above changes.

This letter additionally establishes the basis for:
1) Points for discussion at the 2002 annual meeting.
2) Supporting statements in a 2003 rule 14a-8 proposal to the company.
3) A company-perceived double standard for accuracy.
4) Points to rebut 2003 company no action claims.

This is to request that the company be contacted to make the above changes.

Sincerely,

John Chevedden
cc: Nick Rossi

Linda Cheng
PH: 415/267-7070
FX: 415/267-7260
"Linda Cheng" <linda.cheng@pge-corp.com>

The Board of Directors of PG&E Corporation Recommends a Vote AGAINST This Proposal.

This proposal is unnecessary. The Board of Directors takes very seriously the opinion of the shareholders and carefully reviewed the recommendation contained in Mr. Rossi's 2001 shareholder proposal that addressed this same topic. On October 17, 2001, after considering the shareholders' recommendation, the Board approved an amendment to Article Eighth of the PG&E Corporation Articles of Incorporation that eliminates the minimum price criteria and the required approval of the Board of Directors set forth in Article Eighth. Please refer to Item No. 3: Management Proposal Regarding a Proposed Amendment to PG&E Corporation's Articles of Incorporation to Implement Enhancement of Simple Majority Vote on page __ of this Joint Proxy Statement. This amendment will become effective upon approval by a majority of PG&E Corporation's outstanding shares and the filing of a certificate of amendment with the California Secretary of State.

For this reason, the PG&E Corporation Board of Directors unanimously recommends that shareholders vote AGAINST this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated December 21, 2001

The proposal requests a bylaw that PG&E not adopt a poison pill and redeem any existing pill unless it is approved by PG&E shareholders.

We are unable to concur in your view that PG&E may omit the proposal under rule 14a-8(e)(2). Accordingly, we do not believe that PG&E may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We are unable to concur in your view that PG&E may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the proposal and supporting statement may be false or misleading under rule 14a-9. In our view, the proponent must:

- Revise the sentence that begins "This proposal topic. . ." and ends "major companies in 2000" to specifically identify the major companies referenced and provide factual support in the form of a citation to a specific source;
- Provide factual support for the discussion that begins "Poison Pills: . . ." and ends ". . . and Robert Monks" in the form of a citation to a specific source;
- Delete the discussion that begins "5) Institutional Investors . . ." and ends ". . .shareholder-value perspective";
- Delete the discussion that begins "A) PG&E to give $17.5 million in . . ." and ends ". . . on April 6, 2001"; and
- Delete the discussion that begins "To take one step . . ." and ends ". . . peer group average."

Accordingly, unless the proponent provides PG&E with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PG&E omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jennifer Gurzenski
Attorney-Advisor